American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

December 21, 2010

Tia Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 9, 2010
Form 8-K filed on August 17, 2010
File No. 001-32697

Dear Ms. Jenkins:

American Apparel, Inc. (the “Company”) acknowledges receipt of the letter from the staff of the Securities and Exchange Commission (the “Commission”), dated December 7, 2010 (the “Comment Letter”), relating to the above-referenced filings.  The Company respectfully requests an extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter.

The Company’s response was due shortly before the winter holidays, and the Company will need to coordinate its response with its auditors.  The Company’s current auditors, Marcum LLP (“Marcum”), were ratified at the Company’s annual meeting of stockholders held on December 10, 2010, as the Company’s independent auditors for the fiscal year ending December 31, 2010, and in connection with the ratification were formally engaged to reaudit the fiscal year ending December 31, 2009.

In addition, as disclosed in the Company’s Current Report on Form 8-K filed with the Commission on the date hereof, the Company received notice on December 15, 2010, from its former auditors, Deloitte & Touche LLP (“Deloitte”), stating that Deloitte had concluded that Deloitte’s report on the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2009 (the “2009 financials”), including  Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 should not be relied upon or associated with the 2009 financials.

The Company intends to submit its response to the Comment Letter by January 31, 2011.

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Please contact me at (213) 488-0226, extension 1463 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Adrian Kowalewski
Name: Adrian Kowalewski
Title: Executive Vice President and Chief Financial Officer

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman and Chief Executive Officer
Adrian Kowalewski, Executive Vice President and Chief Financial Officer